Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	Smith Micro Software LLC Belgrade, a Serbia corporation.

2.	Smith Micro Software UK Limited, a United Kingdom corporation.

3.	William W. Smith Software Canada. Ltd., a Canadian corporation.

4.	Smith Micro Software, Asia Limited, a Hong Kong corporation.

5.	Core Mobility, Inc., a Delaware corporation.